EXHIBIT 12.1

Alliance Laundry Holdings Inc

Earnings to Fixed Charges

	December 31,
	2004	2003	2002	2001	2000
Earnings:
Income before taxes	11,836	15,974	1,391	2,764	(4,581)
Fixed charges:
Interest expense	25,439	28,258	28,341	33,538	35,947
Rentals	441	360	337	363	663

	37,716	44,592	30,069	36,665	32,029
Income before taxes and fixed charges	$25,880	$28,618	$28,678	$33,901	$36,610
Ratio of earnings to fixed charges	1.46	1.56	1.05	1.08	—

(a) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) before income taxes and cumulative effect of change in accounting principle plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases, representing that portion of rental expense deemed to be attributable to interest. In 2000, earnings were inadequate to cover fixed charges. The amount of earnings required to attain a ratio of 1.0 to 1.0 is $4.6 million.